

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2020

Thomas F. Isett
Chairman and Chief Executive Officer
iBio, Inc.
8800 HSC Parkway
Bryan, Texas 77807-1107

      Re: iBio, Inc.
           Registration Statement on Form S-3
           Filed November 25, 2020
           File No. 333-250973

Dear Mr. Isett:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at 202-551-6761 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences

cc: Leslie Marlow, Esq.